Exhibit 12.1

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

(Unaudited)

	Years Ended December 31,
	2011		2010		2009		2008		2007

Income before income taxes and losses in equity investments(a)	$1,557		$1,656		$1,475		$1,801		$1,792

Fixed charges deducted from income:
Interest expense	481		473		426		455		521
Implicit interest in rents	45		40		38		38		44

	526		513		464		493		565

Earnings available for fixed charges(b)	$2,083		$2,169		$1,939		$2,294		$2,357

Interest expense	$481		$473		$426		$455		$521
Capitalized interest	22		17		17		17		22
Implicit interest in rents	45		40		38		38		44

Total fixed charges(b)	$548		$530		$481		$510		$587

Ratio of earnings to fixed charges(a)	3.8	x	4.1	x	4.0	x	4.5	x	4.0	x

(a)

Our “Income before income taxes and losses in equity investments” for the periods presented has been significantly affected by restructurings, asset impairments, divestitures and other items that management believes are not representative of our results. The effect of these items on our “Income before income taxes and losses in equity investments” should be considered when comparing the “Ratio of earnings to fixed charges” for the periods presented.

(b)

To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Consolidated Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.